August 24, 2010

David Burton
Staff Accountant
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re: Comment Letter on Review of Form 8-K Filed August 18, 2010 (Item 4.01)

Dear Mr. Burton:

In response to your letter dated August 19, 2010, attached is a copy of the amended Form 8-K (Form 8-K/A), which was filed today. In addition, management of Vision-Sciences, Inc. (the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact me at (845) 848-1020.

Regards,

Vision-Sciences, Inc.

By:          /s/ Warren Bielke
Name: Warren Bielke
Title: Interim Chief Executive Officer

Enclosure

40 Ramland Road South · Orangeburg, NY 10962
Tel: (845) 365-0600 · Fax: (845) 365-0620· www.visionsciences.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 16, 2010

Vision-Sciences, Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-20970	13-3430173
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Ramland Road South Orangeburg, NY	10962
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (845) 365-0600

__________________________________________________
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14[a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

On August 18, 2010, Vision-Sciences, Inc. and Subsidiaries (the “Company”) filed a Current Report on Form 8-K (the “Initial 8-K”) to report that the Company’s independent registered public accounting firm, Amper, Politziner and Mattia, LLP (“Amper”), combined its practice with that of Eisner LLP and the name of the combined practice operates under the name EisnerAmper LLP. The Initial 8-K did not include disclosure about whether Amper’s report on the Company’s financial statements for the fiscal year ended March 31, 2010 contained an adverse opinion, a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. The Company is filing this amendment to include such disclosure and furnish a copy of an updated letter from Amper agreeing to the disclosure.

Item 4.01. Changes in Registrant’s Certifying Accountant.

On August 16, 2010, Vision-Sciences, Inc. and Subsidiaries (the “Company”) was notified that Amper, Politziner and Mattia, LLP (“Amper”) an independent registered public accounting firm combined its practice with that of Eisner LLP (“Eisner”) and the name of the combined practice operates under the name EisnerAmper LLP.  The Audit Committee of the Company’s Board of Directors has engaged EisnerAmper LLP to serve as the Company’s new independent registered public accounting firm.

During the Company’s fiscal year ended March 31, 2010 and through the date of the Current Report on Form 8-K, the Company did not consult with Eisner regarding any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

The audit report of Amper on the consolidated financial statements of the Company as of and for the year ended March 31, 2010 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2010 and through the date of this Current Report on Form 8-K, there were (i) no disagreements between the Company and Amper on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Amper, would have caused Amper to make reference to the subject matter of the disagreement in their report on the Company’s financial statements for such year or for any reporting period since the Company’s last fiscal year end and (ii) no reportable events within the meaning set forth in item 304(a)(1)(v) of Regulation S-K.

The Company has provided Amper a copy of the disclosures in this Form 8-K and has requested that Amper furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Amper agrees with the Company’s statements in this Item 4.01.  A copy of the letter dated August 24, 2010 furnished by Amper in response to that request is filed as Exhibit 16.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

16.1    Letter to Securities and Exchange Commission furnished by Amper, Politziner and Mattia, LLP, dated August 24, 2010.

The information in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. The information contained herein shall not be incorporated by reference into any filing with the Securities and Exchange Commission made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Vision-Sciences, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION-SCIENCES, INC.

	By:	/s/ Warren Bielke
		Name:	Warren Bielke
		Title:	Interim Chief Executive Officer
Date: August 24, 2010

Exhibit 16.1

August 24, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C., 20549-7561

Dear Sirs/Madams:

We have read Vision-Sciences, Inc. and Subsidiaries’ statements included under Item 4.01 on its Form 8-K/A filed on August 24, 2010 and we agree with such statements concerning our firm.

/s/ Amper, Politziner & Mattia, LLP